

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 8, 2016

Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive Suite 501
Morgantown, WV 26505

> **Re: Protea Biosciences Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 6, 2016**
> **File No. 000-51474**

Dear Mr. Turner:

We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Frequently Asked Questions
Q: What is the purpose of the authorized common stock increase . . ., page 7

1.   We refer to your revised disclosure in this FAQ explaining the shares of common stock issuable pursuant to your various obligations, and your statement that your fully diluted number of shares of common stock is approximately 250 million shares, which is the number of shares currently authorized. We re-issue our prior comment 2 and ask that you revise your disclosure in this section or in your discussion of the Proposal to specifically state whether you have any plans, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes, other than the specific obligations that are referenced in this answer. If there are any such plans, please disclose them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Stephen A. Weiss — CKR LAW LLP